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                                                                 Exhibit (e)(13)


                              SERVICE AGREEMENT FOR
                       MEMBERS OF THE BOARD OF MANAGEMENT

                                     between

                                   CELANESE AG

                             Frankfurter Strasse 111

                              61476 Kronberg i. Ts.

      represented by the Chairman of the Supervisory Board of Celanese AG,

                                 Dr. Gunter Metz

                   - hereinafter referred to as "CELANESE AG" or the "COMPANY" -

                                       and

                               MR. CLAUDIO SONDER

 - hereinafter Mr. Sonder and the Company together referred to as the "PARTIES"
                       or each of them individually referred to as the "PARTY" -

Mr. Sonder has been re-appointed a Member of the Board of Management of Celanese AG by a resolution of the Supervisory Board on May 15, 2002. With effect as of October 22, 2002, the following service agreement (hereinafter referred to as the "SERVICE AGREEMENT" or the "AGREEMENT") shall be agreed between the Company and Mr. Sonder by replacing at the same

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Service Agreement of Mr. Claudio Sonder                                        2

time all earlier agreements, except agreements regarding already existing Long Term Incentive Plans:

I.   DUTIES OF THE MEMBER OF THE BOARD OF MANAGEMENT

1. Mr. Sonder will perform his activity as a Member of the Board of Management in accordance with the provisions of the law, the Articles of Association of the Company and the Rules of Procedure for the Board of Management. Mr. Sonder will devote his professional energies exclusively to the Company. The following provisions of this Section of this Agreement do not affect legally justified restrictions of other activities Mr. Sonder may perform.

2. The acceptance of any other activity outside the private area (privater Bereich) - irrespective of whether it is paid or pro bono - requires the prior approval of the Chairman of the Supervisory Board which may be withdrawn at anytime. This applies in particular to the acceptance of mandates to other supervisory boards, managing director activities (Geschaftsfuhrungstatigkeiten) and similar positions, as well as regarding expert reports, publications and lectures to the extent that the Company's interests may be affected.

3. Should the Supervisory Board wish so, Mr. Sonder will accept supervisory board mandates and similar positions without any remuneration in companies in which Celanese AG is directly or indirectly participated, as well as any activity in associations and similar bodies to which Celanese belongs owing to the nature of its business activity. Mr. Sonder undertakes, that on the termination of this Service Agreement or, in case the Supervisory Board wishes at an earlier time, Mr. Sonder will retire from aforementioned mandates that he has accepted in the interest of the Company.

4. During the appointment Mr. Sonder will not participate in any company that competes with Celanese AG or which maintains essential business relations with Celanese AG. A shareholding which allows no influence regarding the executive bodies of the relevant company is not considered as participation within the meaning of this clause. A possibility to influence listed companies shall be understood for purposes of this Agreement when having reached 5 % of the voting rights.

5. Mr. Sonder is obliged not to use any knowledge he obtains as a result of his Board of Management activity for stock exchange or other speculative transactions.

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Service Agreement of Mr. Claudio Sonder                                        3

6. Mr. Sonder is further obliged to assign to the Company the entire results of his work as the exclusive property of the Company without special remuneration.

7. The confidentiality obligation of Section 93 of the German Stock Corporation Act (Aktiengesetz) applies after the end of Mr. Sonder's service term.

8. Mr. Sonder will treat all documentation relating to the Company, as well as all business memoranda including electronic data as the Company's property. Mr. Sonder will preserve them carefully and at the termination of his service term Mr. Sonder will hand them over to the Chairman of the Supervisory Board or his appointee or delete them without being specially requested to do so. In reasonable cases the Supervisory Board may release Mr. Sonder from this obligation, e.g. in case he needs such documentation as regards governmental or other regulatory inquiries.

II.  COMPENSATION

1.   From October 22, 2002 onwards, Mr. Sonder receives the following income:

     a) a fixed annual salary of EUR 830.000,-- gross (in words: Euro eighthundredthirtythousand), to be paid monthly in arrears;

     b) an annual bonus which is subject to reaching the economic and personal objectives agreed by the Personnel and Compensation Committee of the Supervisory Board with Mr. Sonder and which amounts to 80% of the annual salary at target performance. The bonus is to be paid once a year according to a separate regulation to be resolved by the Personnel and Compensation Committee of the Supervisory Board in each case. Should Mr. Sonder leave during a year, a pro-rata bonus payment will be made for the period served.

2. Should Mr. Sonder die during the term of this Service Agreement, his widow and his unmarried legitimate children, if and as long as they have not reached the age of 21 or if and as long as they are in education and have not reached the age of 27, have a right as joint and several creditors to an unreduced granting of monthly installments of the annual salary according to Section II.1.a.) of this Agreement for the three months following the month in which the death occurred, however, at the latest until the planned end of the Service Agreement; and in addition a pro rata amount of the annual bonus earned according to Section II.1.b.) of this Agreement.

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Service Agreement of Mr. Claudio Sonder                                        4

3. Mr. Sonder's gross compensation shall be reduced by the amount of the gross income Mr. Sonder receives in respect of supervisory board mandates or similar positions in companies in which the Company has a direct or indirect holding.

4. Mr. Sonder will participate in the existing Long Term Incentive Plans of the Company, which have been or will be introduced in the form of stock appreciation rights/stock options. The scale of the rights/options granted to Mr. Sonder will be determined by the Supervisory Board periodically.

III. DURATION OF THE CONTRACT

1. The Service Agreement becomes effective on October 22, 2002 and shall apply until October 31, 2004.

2. During this term the Agreement may be terminated by either Party only for cause. However, Mr. Sonder may terminate the Agreement with a 6 months' notice when having reached the age of 60.

3. No later than 10 months prior to the end of his Service Agreement it shall be discussed with Mr. Sonder whether and under which conditions the contractual relationship and the activity as Member of the Board of Management will be continued. At least 6 months prior to the expiry of the Service Agreement, a statement regarding the reappointment of Mr. Sonder as Member of the Board of Management shall be made to Mr. Sonder by the Chairman of the Supervisory Board.

4. In case the appointment of Mr. Sonder is withdrawn prior to October 31, 2004, the Service Agreement with Mr. Sonder ends at the same time with the expiry of the appointment. In this case Mr. Sonder's claims are governed by
     Section IV. of this Agreement. In case the Service Agreement due to expiry on October 31, 2004 is not extended, the claims of Mr. Sonder are likewise governed by Section IV. of this Agreement. Following the revocation of the appointment, the Supervisory Board is entitled to release Mr. Sonder.

IV.  SEVERANCE

1.   SEVERANCE PAYMENT

a.)  In the event that

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Service Agreement of Mr. Claudio Sonder                                        5

          the Service Agreement with Mr. Sonder is not extended by the Supervisory Board of the Company,

     or the Service Agreement with Mr. Sonder is terminated prematurely by revocation of Mr. Sonder's appointment as Member of the Board of Management without cause,

     or   Mr. Sonder is entitled to terminate the Service Agreement for cause,

     the Company shall pay Mr. Sonder a gross severance sum equivalent to two total annual remuneration payments (hereinafter referred to as the "SEVERANCE").

b.) In case Mr. Sonder is required to relocate in order to perform his activity as Member of the Board of Management in the interest of the Company during the term of this Agreement and this leads to an unreasonable hardship for his personal, family or financial situation (hereinafter referred to as "HARDSHIP") the Company will consider under good faith a relocation or transferal to his original office. In case the Parties are unable to find a solution for this Hardship, such Hardship shall be considered as cause under the termination provision of this Section IV.1.a.).

c.) The total annual remuneration used to determine Severance consists of the sum of the fixed annual remuneration applicable to the year of Mr. Sonder's leaving, the annual Bonus calculated at Target for the business year in which the Service Agreement is terminated and the value of the most recently granted Long Term Incentives (hereinafter referred to as the "LONG TERM INCENTIVES"). Value of Long Term Incentives in the meaning of this Section IV.1.c.) shall be determined as the net present value according to the Black Scholes methodology and calculated at the date of termination on a pro rata 12 months basis.

d.) Sums which shall be set off against the Severance are payment obligations arising out of the Service Agreement with Mr. Sonder until the originally agreed expiration of this Service Agreement, benefits from the Pension Scheme for the Board of Management to be paid over a period of one year following the leaving after reaching the age of 60, as well as benefits from any other compensation and severance payments arising from any other employment with any company of the Celanese Group. However, the voluntary deferred compensation, exercise of vested SARs or SOPs or medical benefits of Mr. Sonder shall not be offset against the severance payment.

e.) The annual bonus for the business year in which the termination of the Service Agreement occurs shall be paid in addition to the Severance on a pro rata basis for the lapsed period of

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Service Agreement of Mr. Claudio Sonder                                        6

     time of the corresponding year. Remuneration claims according to Section II.1.b.) stay untouched until the leave.

f.) Claims arising out of the Long Term Incentives that are taken into account in the calculation of the Severance expire as soon as a severance payment is made under this Section IV.1.

2.   CHANGE IN CONTROL

a.)  In the event that

          a person other than a person holding already at least 25% of the shares in the Company at the time of signing this Service Agreement takes over the Company by reaching the actual, on the basis of the last General Meeting determined majority in the General Meeting, or a person other than a person holding already at least 25% of the shares in the Company at the time of signing this Service Agreement takes over 30% or more of the shares in the Company,

     or the General Meeting of the Company approves the merger with another company outside of the Celanese Group

          (all events together hereinafter referred to as the "CHANGE IN CONTROL
          - EVENT")

     and due to the Change in Control - Event

          the Service Agreement is not extended by the Supervisory Board of the Company,

     or the Service Agreement is terminated prematurely by revocation of Mr. Sonder's appointment as Member of the Board of Management without cause,

     or   Mr. Sonder is entitled to terminate the Service Agreement for cause the Company is obliged to pay Mr. Sonder a Change in Control-Severance.

b.) In case of a Change in Control - Event "cause" shall apply regarding a termination by Mr. Sonder if the conditions change unreasonably, in particular if his place of employment is relocated, if his remuneration is reduced or if his scope of duties are limited.

c.) In this respect the Change in Control-Severance shall be measured and included in a separate Cancellation Agreement as follows:

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Service Agreement of Mr. Claudio Sonder                                        7

     (1) At the time of Mr. Sonder's leaving the Company, Mr. Sonder receives in a Change in Control -Event a lump-sum gross severance payment in the amount of four times his total annual cash remuneration for the loss of his mandate as Member of the Board of Management. The total annual cash remuneration consists of the average of the fixed annual remuneration paid over the last three years and the average of the bonus payments paid over the last three years. The payment of this amount shall be made after tax deductions according to the tax regulations in force at that time. The claims arising out of the current Long Term Incentives, as long as they have not yet been exercised, shall be made according to the regulations in the corresponding Long Term Incentive Plan Documents. Whether a Change in Control - Event applies shall be governed according to this Service Agreement for the Long Term Incentives as well. The exercise, however, shall be governed by the Long Term Incentive Plan Documents.

    (2) Should Mr. Sonder, after having been notified of the intention to not extend this Service Agreement, wish to prematurely withdraw from his employment prior to expiration of this Service Agreement, Mr. Sonder may terminate his employment with giving a six weeks' notice to the end of the month. No payment shall be made for the remaining term of the of the Service Agreement which was originally agreed.

    (3) Section IV.2.a.) of this Service Agreement shall not apply, in case Mr. Sonder enters an employment with an affiliated company of the Celanese Group.

    (4) Any bonus Mr. Sonder is entitled to according to this Service Agreement shall be paid on a pro-rata basis in case of a termination of his employment prior to the end of the calendar year. The payment shall be made at the time when bonus payments usually are made for the lapsed business year according to Section II.1.b).

    (5) Sums which shall be set off against the severance payment are payment obligations arising out of Mr. Sonder's Service Agreement until the originally agreed expiration of his Service Agreement, benefits from the Company Pension Scheme applicable to Mr. Sonder that are to be paid over a period of one year following his leaving after having reached the age of 60, as well as benefits from any other compensation and severance payments arising from any other employment with any company of the Celanese Group. However, the voluntary deferred compensation, exercise of vested SARs or SOPs or medical benefits of Mr. Sonder shall not be offset against the severance payment.

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Service Agreement of Mr. Claudio Sonder                                        8

    (6) Any claims for entering a Cancellation Agreement with the above mentioned basic regulations can only be asserted within a period of 180 days following the Change in Control - Event as described under
          Section IV.2.

    (7) The remaining provisions of the Cancellation Agreement to be entered into are subject to this separate agreement.

    (8) Any claims against the Company are compensated with the Cancellation Agreement.

3.   OTHER PROVISIONS REGARDING SEVERANCE PAYMENTS

a.) Provisions under Section IV. of this Agreement expire one day following the termination of Mr. Sonder's Service Agreement at the latest. Any claims arising from Section IV. shall remain unaffected.

b.) In case the preconditions defined under Section IV.1. regarding Severance Payment and the preconditions defined under Section IV.2. regarding Change in Control occur simultaneously, Mr. Sonder is entitled to the higher compensation. The other claim becomes extinct. Insofar neither Party shall have a right to choose.

c.) The Company reserves the right to pay with Mr. Sonder's consent a part of the payment resulting out of this Agreement by way of compensation for a post-contractual competition ban (nachvertragliches Wettbewerbsverbot) or for subsequent consultancy services. In these cases a separate agreement will be agreed with Mr. Sonder.

d.) The Company will try to achieve an arrangement which, complying with all statutory regulations, contains favorable tax provisions for Mr. Sonder.

V.   INVENTIONS / UNDERTAKING TO REFRAIN FROM COMPETITIVE ACTIVITY

1. Mr. Sonder will report to and offer to the Company his inventions attributable to work following his appointment to the Board of Management as long as he is receiving a salary or benefits (Versorgungsleistungen) from the Company. The inventions will be treated by the Company in accordance with the regulations of the law on employee inventions.

2. The Company reserves the right to agree with Mr. Sonder post-contractual competition ban (nachvertragliches Wettbewerbsverbot).

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Service Agreement of Mr. Claudio Sonder                                        9

VI.  EQUITY PARTICIPATION

Mr. Sonder is obliged to acquire shares in Celanese AG to a value equivalent to his gross annual base salary and not to dispose of these shares in accordance with the provisions of the Equity Participation Plan of the Company. More detailed particulars on arrangements are to be found in the Company's Equity Participation concept under observing Insider rules.

VII. PENSION

1. The promised company pension (Firmenpension) is paid in full after the Member of the Board of Management leaves the Board and reaches the age of 60.

2. The amount of the company pension is calculated as the product of the escalation factor of 2%, the number of qualifying years of service and the pensionable income. In this calculation the number of qualifying years of service is limited to 30. Consequently, the maximum figure is 60% of the pensionable income.

     Qualifying years of service are all complete years of service spent in the Company, in the Hoechst Aktiengesellschaft and their subsidiaries.

     The pensionable income is calculated as the sum of

          - the average basic annual salary of the last three calendar years prior to retirement and

          - the average annual bonus of the last three calendar years prior to retirement insofar as these shall be qualifying years of service.

3.   The following are offset against this company pension:

     a.) social security pensions acquired during qualified years of service at a rate of 50% while in case the beneficiary was exempt from social security pension insurance (Rentenversicherung), the claims for social security insurance regarding missing years of contribution within the qualifying years of service shall be projected for the time of beginning of the pension payments according to the then applicable approaching proceedings;

     b.) all claims which have been gained during the service years regarding the company pension scheme (betriebliche Altersvorsorge) which has been financed by the Company;

     c.) equivalent annuities (Altersrenten) for capital payments from company or supra-company savings schemes or pension schemes to the extent that they are financed by

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Service Agreement of Mr. Claudio Sonder                                       10

          the Company and are in respect of qualifying years of service. Capital payments deferring from the start of pension payments are adjusted upwards until the beginning of pension payments by applying an appropriate rate of interest geared to the capital market.

4. In the event of an early disability, which must be confirmed by a medical practitioner nominated by the Supervisory Board of the Company, the company pension is paid as from the occurance of disability and for as long as it continues. From the age of 60 onwards, the payment is continued at the same level as an old-age pension in case the disability persists.

     The amount of the benefit is calculated by the same formula as for the company pension (see Section VII.2.). All other Company-financed benefits granted in this instance - not only the benefits mentioned in Point 3 but also in particular insurance benefits in the form of pension or capital - are offset against this company pension.

5. In the event of death, survivors' pensions are paid to the spouse and unmarried children entitled to maintenance, provided that the latter have not yet reached the age of 21 or as long as they are undergoing education and have not yet reached the age of 27.

     In the event of death of a pensioned Member of the Board of Management the spouse's pension is 60%, the pension for half-orphans is 15% and the pension for orphans (those with neither parent still living) is 30% of the company pension last paid, subject to the provision that the sum of the spouse's pension and the orphans' pension shall not exceed 80% of the full company pension. In case the pension payments jointly amount to a larger sum, they shall be proportionally reduced. When any of these pensions ceases during the period of payment the remaining pensions are increased again to the maximum sum.

     The spouse is not entitled to a pension if the marriage takes place only after the beneficiary's retirement or only after the beneficiary reaches the age of 60 and

     -    if the marriage existed for less than five years or

     -    if the spouse is more than 20 years younger than the beneficiary.

     No claim for a spouse's pension shall exist in case it can be concluded from the circumstances that the marriage was entered into solely in order to procure a pension for the survivor.

     In the event of a remarriage of the surviving spouse the claim to a spouse's pension ceases at the end of the month in which remarriage takes place.


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Service Agreement of Mr. Claudio Sonder                                       11

     In the event of death of the Member of the Board of Management during Service Agreement, survivors' pensions are provided according to the same principles as those applying on the death of a pensioned Member of the Board of Management. The starting basis for calculating the survivors' pensions, however, is the company pension which would have been paid if the beneficiary had suffered disability at the time of death (see Section IV.4.).

     All other Company-financed benefits granted in this case - in addition to the benefits stated under Section IV. 3. and, in particular, insurance benefits in the form of pension or capital sum - are offset against this survivors' pension.

6. The pension payments are paid in monthly installments in arrears, starting at the end of the time for which the salary has been paid or the transitional payment under Section II.2 has been made.

     The pension is adjusted annually, the adjustment being based on the cost-of-living index in the country from which the pension payment is made. The annual adjustment rate is the change in the cost-of-living index, maximum 5% per annum. The basis taken for the cost-of-living index in Germany is the index for a household of four persons on a medium income; in the US the Consumer Price Index - All Urban Consumers.

7. A vested right to a pension is granted in the case of premature termination of employment according to Section 1 of the Law for Improving Company Old-Age Benefits (Gesetz zur Verbesserung der betrieblichen Altersversorgung) but no longer than 10 countable service years. The level of the acquired right is determined in accordance with the terms and conditions of Section 2 of the Law for Improving Company Old-Age Benefits.

     The vested benefits are due to be paid as an old age pension after the beneficiary reaches the age of 60, as a disability pension
     (Sozialversicherungstrager) if the requirements of the social security disability pension are met or as survivor pension at the death of the beneficiary according to Section VII.5. of this Agreement .

IX.  TERMINATION BONUS

1. .Mr. Sonder receives a termination bonus for his long activities for Celanese AG at the end of his Service Agreement in the amount of two annual remuneration payments (hereinafter referred to as the "TERMINATION BONUS").

2. The total annual remuneration used to determine this Termination Bonus consists of the sum of the fixed annual remuneration applicable to the year of Mr. Sonder's leaving, the

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Service Agreement of Mr. Claudio Sonder                                       12

     annual Bonus calculated at Target for the business year in which the Service Agreement is terminated and the value of the most recently granted Long Term Incentives. Value of Long Term Incentives in the meaning of this
     Section IX. shall be determined as the net present value according to the Black Scholes methodology and calculated at the date of termination on a pro rata 12 months basis.

3. The Termination Bonus shall not be reduced by benefits from the Pension Scheme for the Board of Management, benefits from any other compensation and severance payments arising from any other employment with any company of the Celanese Group. However, the voluntary deferred compensation, exercise of vested SARs or SOPs or medical benefits of Mr. Sonder shall not be offset against the Termination Bonus.

4. In case the preconditions defined under Section IV.1. regarding Severance or the preconditions defined under Section IV.2. regarding Change in Control and the preconditions defined under Section IX. regarding Termination Bonus occur simultaneously, Mr. Sonder is entitled to the higher compensation. The other claim becomes extinct. Insofar neither Party shall have a right to choose.

5. In case Mr. Sonder makes use of one of his claims under Section IV.1. regarding a Severance or under Section IV.2. regarding a Change in Control-Severance or under Section IX. regarding a Termination Bonus, the other claims become extinct.

X.   MISCELLANEOUS

1. For the duration of his employment the Company will provide Mr. Sonder with an upper-range BMW/Mercedes or equivalent make of company car with a chauffeur, and will pay the tax chargeable for providing this as a benefit with monetary value.

2.   The Company will pay the costs of Mr. Sonder's tax consultant.

3. The Company concludes for the Members of the Board of Management a Directors & Officers Insurance and bears the costs of this insurance. This insurance covers the activity of Mr. Sonder as Member of the Board of Management of Celanese AG as well as further activities, which Mr. Sonder performs in the interest of the Company. Such activities of Mr. Sonder could be e.g. board memberships in companies of the group or activities in other companies in the meaning of Section I.3., in associations or a service in an honorary capacity (ehrenamtliche Tatigkeit).

4. For the duration of the Service Agreement the Company will conclude an accident insurance for Mr. Sonder with the following insured sums:

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Service Agreement of Mr. Claudio Sonder                                       13

              EUR           1.022.583,76 for death
              EUR           1.022.583,76 for invalidity
              EUR          10.225,84 for medical treatment costs

XI.  CONCLUDING PROVISIONS

1. If any provision of this Agreement should be partly or wholly invalid or subsequently loose its legal validity, this shall not affect the validity of the remaining provisions. The invalid provision shall, as far as legally permissible, be replaced by another, appropriate, provision whose economic effect comes closest to what the Parties wished or would have wished if they had taken into consideration the invalidity of the original provision.

2. Amendments and additions to this Agreement need to be in writing. This requirement cannot be replaced by oral agreements. The German version of this Agreement shall be authoritative for interpreting this Agreement.

3.   This Agreement shall be governed by German law.

4. The place of fulfillment for all performances deriving out of this Agreement is the seat of the Company. The seat of the Company under
     Section 38 Subsec. 3 No. 2 of the German Civil Procedure Code (Zivilprozessordnung) shall be agreed as the place of jurisdiction.

Kronberg i. Ts., September 5, 2002

Celanese AG

/s/ Dr. Gunter Metz                             /s/ Claudio Sonder
------------------------------                  --------------------------------
Dr. Gunter Metz                                 Claudio Sonder

(Chairman of the Supervisory Board)